October 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Charli Gibbs-Tabler

Matthew Derby

Re:	Adit EdTech Acquisition Corp.

Amendment No. 11 to Registration Statement on Form S-4

Filed October 4, 2023

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to orally conveyed comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on October 19, 2023 with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021, as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, Amendment No. 7 thereto filed with the Commission on June 8, 2023, Amendment No. 8 thereto filed with the Commission on July 14, 2023, Amendment No. 9 thereto filed with the Commission on August 7, 2023, Amendment No. 10 thereto filed with the Commission on September 13, 2023, and Amendment No. 11 thereto filed with the Commission on October 4, 2023 (as so amended, the “Registration Statement”).

For the Staff’s convenience, the substance of the Staff’s comments as we understand it has been restated into this response letter in italics.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 20, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

1.	Please confirm the time zone in which management of Griid Holdco LLC (“GRIID”) prepares GRIID’s financial statements.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID’s management prepares GRIID’s financial statements in Coordinated Universal Time (UTC).

2.	With respect to GRIID’s recognition of revenue from its pool operator arrangements, is the transaction fee component of the variable consideration constrained? If so, when is the constraint lifted?

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the transaction fee component of the variable consideration is constrained, and the constraint is lifted at 23:59:59 UTC on the same day as contract inception. Additionally, the Company respectfully advises the Staff that it intends to revise the disclosure in the first sentence of the second full paragraph on page F-64 of the Registration Statement as follows: “Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized under the accounting contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.”

3.

Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations, as well as your correspondence dated October 4, 2023, and may have further comments.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to revise the disclosure on pages 239, 240, F-63, F-64 and F-65 of the Registration Statement as follows:

Mining Pool Operating Fees

~~GRIID nets mining pool operating expenses against fees earned as a result of hash computation services under GRIID’s contracts with mining pool operators. Fees are paid to the mining pool operators to cover the costs of maintaining the pool.~~

Mining pool operating fees represent the rate entitled to the pool operator for allowing GRIID to participate in the pool. Such fees are part of the payout formula and included as a reduction in the payout to GRIID. Mining pool operating fees are only incurred to the extent that GRIID has generated mining revenue.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 20, 2023

Cryptocurrency Mining Revenue

~~GRIID generates bitcoin mining revenue through performing hash computation services under GRIID’s contracts with mining pool operators. Revenue is recorded for each bitcoin earned, at the spot rate at the time of contract inception. Bitcoin mining revenue is shown net of mining pool operating fees in GRIID’s consolidated statements of operations.~~

Bitcoin mining revenue is recognized as GRIID performs hash computation services under GRIID’s contracts with mining pool operators over the duration of each individual contract. For each contract, GRIID measures the noncash consideration using the beginning of the day bitcoin spot price on the date of contract inception. GRIID recognizes this noncash consideration when control of the contracted service transfers to the pool operator, which occurs on the same day as contract inception.

Pages F-63, F-64, and F-65

Revenue Recognition

Revenue is recognized when control of the goods and services provided is transferred to the Company’s customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract, or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

To identify the performance obligations in a contract with a customer, the Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers definition of a distinct good or service if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to it (i.e., the good or service is capable of being distinct), and the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 20, 2023

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all the following:

•	Variable consideration

•	Constraining estimates of variable consideration

•	The existence of a significant financing component in the contract

•	Noncash consideration

•	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized under the accounting contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered cryptocurrency mining pools by executing contracts with mining pool operators to perform hash computations for the mining pool. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the pool operator is required to pay the Company any amount due related to previously satisfied performance obligations. The Company’s enforceable right to compensation begins upon performing computations for the mining pool operator. Providing hash computation services is an output of the Company’s ordinary activities and performing such computations represents the only performance obligation in the Company’s contracts with mining pool operators.

There is no significant financing component present in these transactions. ~~Furthermore, the agreement does result in consideration payable to the customer in the form of a pool operator fee (in bitcoin). Given that this pool operator fee does not represent a payment for a distinct good or service, this fee is treated as a reduction of the transaction price as described in ASC 606-10-32-25.~~

The Company earns revenue under payout models determined by the mining pool operator. The payout model relevant to the Company during the years ended December 31, 2022 and 2021 are referred to as Full Pay Per Share (“FPPS”). The Company notes that substantially all revenue recognized during the years ended December 31, 2022 and 2021 was sourced from mining pools operating under the FPPS model.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 20, 2023

FPPS Model

Under the FPPS model, in exchange for performing hash computations for the pool, which represents the Company’s performance obligation, the Company is entitled to compensation ~~at an amount that approximates the total bitcoin that could have been mined using the Company’s hashing computations, based upon the then current blockchain difficulty. Under this model, the Company is entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain.~~

~~The terms of the contracts specify that the performance and compensation are measured daily and are calculated from midnight-to-midnight UTC time, and the Company receives its allocable share daily. Payments are the compensation associated with hashing computations provided during one UTC Day and not combined with those for previous days.~~

~~The Company accounts for its mining contracts, which are less than 24 hours, by accumulating the contracts over the day and measuring the noncash consideration using the daily bitcoin spot price at 00:00 UTC, which is the beginning of each day (which is an accounting policy election).~~

~~Under the FPPS approach, GRIID’s reward is based upon the Pool Operator’s standard FPPS payout methodology. This payout methodology determines GRIID’s payout, in BTC, based on the hashrate GRIID contributed to the mining pool relative to the current network difficulty at the end of each 24-hour time-period (i.e., at 23:59 UTC). Revenue is calculated and recognized daily in accordance with the payout methodology of the Pool Operator as specified in the Company’s contracts at contract inception.~~

The amount of compensation is based on the formula detailed in the pool operator contract and the Company is entitled to compensation based on the actual bitcoin block rewards mined, which includes both block subsidies and transaction fees, regardless of whether the pool operator successfully mines a block. This formula approximates the amount of bitcoin that would have been mined using the Company’s hashing computations. The compensation paid to miners for the block subsidy and transaction fees based on their hash contributed to the pool is reduced by the mining pool operating fee.

The pool operator has a unilateral enforceable right to terminate the contract at any time without substantively compensating the other party for termination. Therefore, the Company has concluded that the duration of the contract is considered less than 24 hours and that the contract continuously renews throughout the day.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

October 20, 2023

Additionally, the Company concluded that there are no material rights provided to the Company as an incentive for the Company to renew, i.e., the Company is not offered a material discount or benefit that isn’t offered to other customers of the pool operator.

For each contract, the Company measures the noncash consideration using the beginning of the day bitcoin spot price on the date of contract inception. The Company recognizes this noncash consideration when control of the contracted service transfers to the pool operator, which occurs on the same day as contract inception.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig

Brian K. Rosenzweig

Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP